Exhibit 99.2
Frederick County Maryland State’s Attorney’s Office Selects
the NICE Justice Solution to Accelerate Digital Transformation

With the ability to streamline digital evidence management, NICE Justice will be a game-changer for the Frederick County State’s Attorney’s Office

Hoboken, N.J., July 13, 2023 – NICE (Nasdaq: NICE) today announced that the State’s Attorney’s Office for Frederick County, Maryland, part of the Washington, DC metropolitan area, will be deploying NICE Justice, one of the solutions in NICE’s Evidencentral platform, to transform how it manages digital evidence, from evidence intake to case building and trial preparation. The Frederick County State’s Attorney’s Office represents the State of Maryland in all criminal prosecutions that result from crimes charged by local law enforcement agencies occurring in Frederick County. The NICE Justice solution will help the State’s Attorney’s Office streamline its management of digital evidence so it can improve its effectiveness in managing cases and delivering justice.

Part of the Evidencentral cloud-based platform, NICE Justice digitally transforms how prosecutors receive, interact with, manage and share digital evidence throughout the criminal justice process. Freed from logging into multiple systems and manual, time-consuming digital evidence management processes, attorneys and staff are able to find the truth in digital evidence faster and focus on building and presenting compelling cases. NICE Justice also features tools to jumpstart the trial preparation process, including built-in software for transcription, redaction, photobook creation, evidence sequencing and timeline creation.

The Frederick State’s Attorney’s Office manages 6,000-plus cases a year, and as the quantity of digital evidence associated with cases continues to rise, caseloads are becoming increasingly difficult to manage. The State’s Attorney’s Office collaborates with multiple law enforcement agencies, and each has its own way of sharing digital evidence. This creates added work for office personnel who need to manually upload and catalog evidence from CDs, hard drives and thumb drives. NICE Justice streamlines and accelerates this process by providing a unified, secure online portal for law enforcement agencies to upload digital evidence to the cloud. Prosecutors can also share discoverable evidence securely with defense attorneys, through a fully trackable, digital process.

Frederick County State’s Attorney J. Charles Smith III, said, “The mission of the Frederick County State’s Attorney’s Office is to promote public safety and foster a sense of security in our community by pursuing justice in a fair, honest, efficient and ethical manner. Digital evidence is essential to our mission, but with the volume of digital evidence exploding in recent years it has created a challenging situation. NICE Justice will improve our daily workflow, provide an efficient way to ingest evidence, and allow us to transfer all of our digital evidence through one download link. When attorneys and staff work more productively, that’s good for everyone in the criminal justice system.”

Chris Wooten, Executive Vice President, NICE, said, “The primary mission of every State’s Attorney’s office is to advocate for victims of crime, provide them with timely justice, and make sure their cases are managed professionally and efficiently. Toward that end any system that can help improve daily workflow, help prosecutors find the truth in digital evidence faster, and improve case outcomes is key. That is why increasing numbers of district attorney’s offices across the U.S., including Frederick County, are turning to NICE Justice to streamline the criminal justice process.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the State’s Attorney’s Office for Frederick County, Maryland
The Frederick County State’s Attorney’s Office prosecutes all criminal, juvenile, and serious traffic offenses that occur in Frederick County. The office has four divisions: the Circuit Court Division, which oversees all serious felony offenses; the District Court Division, which manages misdemeanor criminal and serious traffic offenses; the Juvenile Division, which handles all offenses committed by offenders under the age of eighteen; and the Child Support Division, which works to establish and enforce parental support obligations. The Office collaborates with police officers, local police agencies, state and local government agencies, and the general public to provide information and services. The Office also works to develop crime prevention programs in cooperation with other agencies. More info at: https://statesattorney.us/

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.